Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Sankyo Co., Ltd.

Subject Company: Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd.

SEC File No. 132-02292

FOR IMMEDIATE RELEASE

Daiichi Pharmaceutical Co., Ltd and Sankyo Co., Ltd

Sign Basic Agreement to Integrate Businesses

- Joint Holding Company to be Established in October -

Tokyo, February 25, 2005 — Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) (President and Representative Director, Kiyoshi Morita) and Sankyo Co., Ltd. (“Sankyo”) (President and Representative Director, Takashi Shoda) announced today they have concluded a basic agreement to integrate their businesses commencing October 2005. Resolutions by the Boards of both companies approved this agreement earlier today.

Kiyoshi Morita, President and CEO of Daiichi commented, “ The integration of our two businesses will enable us to achieve a level of growth and a range of opportunities that would be out of our reach individually.”

“ This partnership is a perfect fit. It gives us critical mass in R&D and sales operations both at home and internationally, ensuring our competitiveness in the global arena,” said Takashi Shoda, President and CEO of Sankyo

Background and Objectives to the Integration

A global trend to rein in medical expenses and consumers’ growing desire for a healthier lifestyle is placing ever-increasing demands on pharmaceutical companies to deliver higher quality. The Japanese pharmaceutical industry is showing clear delineation between winners and losers and moving to an environment where only the strongest will survive.

Globalization and borderless markets are contributing to an unprecedented pace of change in the business environment. No longer is it sufficient to seek solutions on a day-to-day tactical level. Pharmaceutical companies must make far-reaching decisions encompassing the entire scope of their businesses.

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Through the successful innovation of world-class pharmaceuticals such as levofloxacin and pravastatin, Daiichi and Sankyo make significant contributions to human health and well-being. To continue their mission as leaders in the Japanese pharmaceutical industry in the 21st century, Daiichi and Sankyo have decided to take their individual businesses to a new level through integration. This integration is on an equal footing, based on mutual respect for each other’s history, traditions and corporate culture.

Expected Benefits of the Integration

Greater R&D depth in priority categories

■	Both companies share a common focus on priority research and development categories including cardiovascular, anti-bacterial, glucose metabolic, bone disorders, immune disorders and anti-allergy. Integration will enable increased concentration of R&D budgets and help facilitate the development of a greater number of compounds within each treatment category.

■	Improved depth and concentration within treatment categories will help facilitate the prioritization and selection of promising compounds, boosting both the effectiveness and speed of development

Global reach and overwhelming domestic sales strength

■	Centering on the cardiovascular category, the combined companies will have a product portfolio with market leading shares in Japan in several therapeutic areas. In addition, the combined MR sales force will boast unequalled depth in product and category knowledge and high sales productivity. This, together with a well-established distribution network, based on both company’s traditional emphasis on strong distributor relations, gives the integrated company unmatched strength in domestic sales operations.

■	The integration will present fresh opportunities for bringing new products to overseas markets and strengthen direct sales capabilities.

Expansion of corporate strategy options arising from increased scale

■	Integrating to enhance our domestic strength will confirm our position as a valued licensing partner for introducing and cultivating innovative products in the Japanese market.

■	Enhanced financial strength will increase opportunities to acquire external resources, including acquisition through M&A activity.

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Increased operational efficiency

■	Both companies currently have operational efficiency programs in place. (Daiichi – Structural Reform Program, Venus- Group Functional Restructuring). However, the integration will allow for far-reaching operational efficiency initiatives to improve profitability that would not have been possible individually.

Enhancement of human resources.

■	Pooling our global human resources will enhance our ability to respond to changing business environments.

Integration Process & Milestones

Timeline

February 25, 2005	Board approval of Basic Agreement

February 25, 2005	Signing of Basic Agreement

March 2005	Integration Committee established.

May 2005 (planned)	Board approval of Definitive Agreement and joint share transfer

May 2005 (planned)	Signing of Definitive Agreement

Late June 2005 (planned)	Shareholders’ Meeting

Oct. 1, 2005 (planned)	Joint Holding Company established by joint share transfer.

If required during the integration process, the above schedule may be subject to change conditional on the agreement of both companies.

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As a result of the joint share transfer the common shares of both companies will be delisted. Subsequently an application will be made to list the shares of the joint holding company. The specific exchange(s) on which the new shares will be listed is to be decided at a later date following discussions between the two companies.

Business Integration Process

Daiichi & Sankyo have agreed a two-phase process for their integration.

Phase 1- Through stock transfer by Daiichi and Sankyo a joint holding company will be established in the form of a fully-fledged parent company. Daiichi and Sankyo will both become wholly owned subsidiaries of this new entity.

Phase 2- The ethical pharmaceuticals businesses of both subsidiaries will be integrated by April 2007. The status of the OTC businesses and non-pharmaceutical businesses will be considered during phase two.

Stock transfer ratio

Upon share transfer shareholders will receive shares in the joint holding company based on the following ratios.

●	1.159 shares of joint holding company for each share of Daiichi

●	1 share of joint holding company for each share of Sankyo

Calculation of Stock Transfer Ratio

The stock transfer ratio was decided through discussion and negotiation by both companies based on advice from their financial advisors. Daiichi was advised by Merrill Lynch Japan Securities. Nomura Securities advised Sankyo.

Should critical information be discovered, or a situation arise that would severely effect the stock transfer ratio after the signing of the Basic Agreement this ratio may be changed, conditional on the agreement of both companies

Total number of shares to be issued in new holding company:

To be decided.

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Cash payment upon stock transfer

To be decided before the signing of the Definitive Agreement and after discussions between both companies

Integration Planning

A special committee jointly headed by the presidents of both companies will coordinate planning for the integration.

3. Company profiles

Trading name	Daiichi Pharmaceutical Co., Ltd.	Sankyo Co., Ltd.
Main business lines	Manufacturing, sales and import of prescription pharmaceuticals.	Manufacturing, sales and import of prescription pharmaceuticals, quasi drugs and medical devices.

Established	January 1918	March 1913

Headquarters	14-10 Nihonbashi 3-chome, Chuo-ku, Tokyo, Japan	3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan

Representative	Kiyoshi Morita President & Representative Director	Takashi Shoda President & Representative Director

Capital	45,246 million yen (Sept. 30, 2004)	68,793 million yen (Sept. 30, 2004)

Shares outstanding	286,453,235 shares (Sept. 30, 2004)	439,498,765 shares (Sept. 30, 2004)

Shareholders’ equity	424,825 million yen (Sept. 30, 2004, consolidated basis.)	707,726 million yen (Sept. 30, 2004, consolidated basis.)

Total assets	523,516 million yen (Sept. 30, 2004, consolidated basis.)	949,645 million yen (Sept. 30, 2004, consolidated basis.)

Fiscal year end	March 31.	March 31.

Employees	7,439 (Sept. 30, 2004)	11,577 (Sept. 30, 2004)

Principal business partners	MEDISEO Holdings Co. Ltd. Alfresa Holdings Corporation Suzuken Co. Ltd. Toho Pharmaceutical Co. Ltd.	Alfresa Holdings Corporation Toho Pharmaceutical Co. Ltd. KSK Corporation Suzuken Co. Ltd.

Major shareholders (%)	Japan Trustee Service Bank Ltd. 7.47% Trust & Custody Services Bank, Ltd. 6.87% Northern Trust Company (AVFC) 5.19% Nippon Life Insurance Company 4.97% (Sept. 30, 2004)	The Master Trust Bank of Japan, Ltd. 10.99% Japan Trustee Service Bank Ltd. 7.79% Nippon Life Insurance Company 5.95% State Street Bank & Trust Co. (505103) 3.26% (Sept. 30, 2004)

(14) Main banks	Sumitomo Mitsui Banking Corp. Mizuho Corporate Bank Bank of Tokyo Mitsubishi	Mizuho Corporate Bank Sumitomo Mitsui Banking Corp.

Business Relationships	No personnel or trading relationship with the other party. Currently holds 2,602,000 shares of Sankyo common stock.	No personnel or trading relationship the other party. Currently holds 2,864,000 shares of Daiichi common stock.

Consolidated business results for the most recent 3 business years and forecasts for the current business year. (Millions of yen.)

	Daiichi				Sankyo
Fiscal Year	March 2002	March 2003	March 2004	March 2005 (Est.)	March 2002	March 2003	March 2004	March 2005 (Est.)
Net sales	332,753	322,011	322,767	323,000	548,893	569,927	596,345	588,000
Operating income	65,409	52,636	46,114	48,500	80,649	79,838	95,555	81,000
Recurring Income	66,978	53,694	46,731	50,000	81,272	80,247	93,975	81,000
Net income	31,375	13,567	26,661	32,000	38,795	33,845	43,411	59,000
Earnings per share (yen)	110.18	48.15	97.25	118.62	85.76	75.85	98.57	136.58
Dividend per share (yen)	28.00	30.00	30.00	30.00	25.00	25.00	30.00	30.00
Shareholders’ equity per share (yen)	1,451.58	1,458.04	1,564.59	—	1,467.33	1,498.52	1,588.35	—

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Profile of Joint Holding Company

Company name

DAIICHI SANKYO COMPANY, LIMITED

Business description:

DAIICHI SANKYO will be engaged in the management of the new corporate group and its subsidiaries.

Headquarters

3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan

Board of Directors & auditors (proposed)

Representative Director and Chairman

Kiyoshi Morita (Currently President & Representative Director of Daiichi)

Representative Director, President and Chief Executive Officer

Takashi Shoda (Currently President & Representative Director of Sankyo)

Executive Director	Hiroyuki Nagasako

Executive Director	Hideho Kawamura

Executive Director	Yasuhiro Ikegami

Executive Director	Tsutomu Une

It is anticipated there will be 4 non-executive directors, two internal auditors and two external auditors

Capital : Pending

No of shares to be issued : Pending.

Fiscal year end : March 31

Impact on Earnings

The organizational structures and business outlook following the establishment of the joint holding company will be examined by the Integration Committee and announced upon confirmation.

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Media Inquiries;

Daiichi Pharmaceutical Co., Ltd	Sankyo Co., Ltd

Toshio Takahashi	Shigemichi Kondo
General Manager	Manager
Corporate Communications Department	Yasuki Minobe
+81 (3) 3273-7107	Assistant Manager
Corporate Communications Department +81(3) 5255-7034

A Webcast of today’s announcement can be accessed through the Web pages of both companies from 22:00 hrs Tokyo time. (13:00 hrs London, 08:00 hrs New York)

Daiichi Pharmaceutical Co., Ltd

www.daiichipharm.co.jp

Sankyo Co., Ltd

www.sankyo.co.jp

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Filings with the U.S. SEC

Sankyo Co., Ltd, and Daiichi Pharmaceutical Co., Ltd may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business combination of Daiichi Pharmaceutical Co., Ltd and Sankyo Co., Ltd, under a new holding company by way of a joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders meetings at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd, the joint share transfer and related matters. U.S. shareholders of Sankyo Co., Ltd are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the joint share transfer will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business combination will be made available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Co., Ltd:	Daiichi Pharmaceutical Co., Ltd;
Mr Shigemichi Kondo	Toshio Takahashi
Corporate Communications Dept 103-8426	Corporate Communications Dept 103-8234
3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo	14-10 Nihonbashi, 3-chome, Chuo-ku, Tokyo,
Tel: +813-5255-7034	Tel: +813-3273-7107
shige-k@sankyo.co.jp	andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

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Forward-Looking Statements

This communication contains forward-looking information and statements about Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd and their combined businesses after completion of the joint share transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Sankyo Co., Ltd and Daiichi Pharmaceutical Co,. Ltd believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd, securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd. including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Sankyo Co., Ltd and Daiichi Pharmaceutical Co., Ltd. may file with the U.S. SEC. Other than as required by applicable law, neither Sankyo Co, Ltd nor Daiichi Pharmaceutical Co., Ltd undertakes any obligation to update or revise any forward-looking information or statements.

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